S

20010241

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consilium Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street - Suite 504
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Briggs Jr. 617-274-1706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 25 2020

Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Briggs Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consilium Partners LLC, as of February 21, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL BARBERA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 20, 2026

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2019 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2019

Assets

Current assets:	
Cash	$ 338,865
Accounts receivable	35,000
Due from members	12,617
Total current assets	386,482
Property and equipment, at cost:	
Furniture and fixtures	53,491
Equipment	11,307
Leasehold improvements	4,558
	69,356
Less: accumulated depreciation and amortization	48,543
Net property and equipment	20,813
Right of use assset	367,842
Total assets	$ 775,137

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2019

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	8,357
Accrued expenses		15,081
Lease liability payable, current		134,435
Total current liabilities		157,873
Noncurrent liabilities:		
Lease liability payable, net current portion		243,139
Members' equity:		
Members' equity		374,125
Total liabilities and members' equity	$	775,137

See accompanying notes to financial statements.

Consilium Partners LLC – 2019 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statement of Operations
Year ended December 31, 2019

Revenues:	
Success fees	$ 2,444,342
Advisory fees	987,500
Reimbursed expenses	21,978
Consulting fees	5,500
Interest	344
Total revenues	3,459,664
Expenses:	
Guaranteed payments to members	2,723,578
General and administrative	644,363
Sales and marketing	22,107
Bad debt recoveries	(70,000)
Total expenses	3,320,048
Net income	$ 139,616

See accompanying notes to financial statements.

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statement of Cash Flows
Year ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 139,616
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation and amortization	7,848
Amortization of right of use asset	136,059
Allowance for doubtful accounts	(70,000)
Changes in:	
Accounts receivable	140,416
Accounts payable	(6,992)
Accrued expenses	(611)
Lease liability payable	(146,958)
Net cash provided by operating activities	199,378
Cash flow from investing activities:	
Maturity of short-term investment	26,854
Due from members	3,257
Net cash provided by investing activities	30,111
Cash flow from financing activities:	
Distribution to members	(16,283)
Net cash used by financing activities	(16,283)
Increase in cash	213,206
Cash at beginning of year	125,659
Cash at end of year	$ 338,865

See accompanying notes to financial statements.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statement of Changes in Members' Equity
Year ended December 31, 2019

	Class A	Class C	Total
Members' equity, beginning of year	$ 245,138	$ 5,654	$ 250,792
Members distribution	(16,202)	(81)	(16,283)
Net income	138,885	731	139,616
Members' equity, end of year	$ 367,821	$ 6,304	$ 374,125

See accompanying notes to financial statements.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

Consilium Partners LLC
Schedule I

Computation of Net Capital, Aggregated Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15c3-1 of the Securities & Exchange Commission
31-Dec-19

Aggregate Indebtedness (per balance sheet)	$	401,012
Less Lease Liability		367,842
		33,170
Members' Equity (per balance sheet)	$	374,125
Adjustments to Net Capital		
Accounts & Other Receivables net of allowance		35,000
Due from Members		12,617
Net property and equipment		20,813
FINRA Flex-Funding Account		169
Haircuts (Prepayment fee for early withdrawal of CD)		0
Total Adjustments to Net Capital	$	68,599
Net Capital, as defined	$	305,526
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,212
Minimum Net Capital Required (greater of a. or b.)	$	5,000
Net Capital in excess of requirement	$	300,526
Ratio of aggregate indebtedness to net capital		0.108 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2019

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

Consilium Partners LLC

Schedule II

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Consilium Partners LLC, ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature:______________________________

Richard D. Briggs Jr. Chief Financial Officer

edelstein

Review Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Consilium Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Consilium Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Consilium Partners LLC stated that Consilium Partners LLC met the identified exemption provisions throughout the most recent year without exception. Consilium Partners LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Consilium Partners LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
February 21, 2020

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Consilium Partners LLC – 2019 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (L)

An Oath or Affirmation

Consilium Partners LLC – 2019 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (M)

Copy of the SIPC Supplemental Report

Consilium Partners LLC
Schedule of SIPC payments made
31-Dec-19

SIPC - 6 payment (July 31, 2019)	$1,682
SIPC - 7 payment (February 20, 2019)	$3,408
Total SIPC payments made	$5,090

edelstein

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the members of

Consilium Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Consilium Partners LLC (the "Company") and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 21, 2020

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd

Consilium Partners LLC – 2019 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(Not Applicable – No material inadequacies reported)

Consilium Partners LLC – 2019 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Complete Audited Financial Statements

CONSILIUM PARTNERS LLC

Financial Statements

and Supplementary Information Pursuant to 17a-5(d) of the Securities and Exchange Commission

and Report of Independent Registered Public Accounting Firm

December 31, 2019

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Consilium Partners LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Consilium Partners LLC management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Consilium Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I and II supplemental information has been subjected to audit procedures performed in conjunction with the audit of Consilium Partners LLC's financial statements. The supplemental information is the responsibility of Consilium Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity 17. C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

We have served as the Company's auditor since 2016.

Boston, Massachusetts
February 21, 2020

TABLE OF CONTENTS

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2019

Assets

Current assets:	
Cash	$ 338,865
Accounts receivable	35,000
Due from members	12,617
Total current assets	386,482
Property and equipment, at cost:	
Furniture and fixtures	53,491
Equipment	11,307
Leasehold improvements	4,558
	69,356
Less: accumulated depreciation and amortization	48,543
Net property and equipment	20,813
Right of use assset	367,842
Total assets	$ 775,137

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2019

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	8,357
Accrued expenses		15,081
Lease liability payable, current		134,435
Total current liabilities		157,873
Noncurrent liabilities:		
Lease liability payable, net current portion		243,139
Members' equity:		
Members' equity		374,125
Total liabilities and members' equity	$	775,137

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Operations
Year ended December 31, 2019

Revenues:	
Success fees	$ 2,444,342
Advisory fees	987,500
Reimbursed expenses	21,978
Consulting fees	5,500
Interest	344
Total revenues	3,459,664
Expenses:	
Guaranteed payments to members	2,723,578
General and administrative	644,363
Sales and marketing	22,107
Bad debt recoveries	(70,000)
Total expenses	3,320,048
Net income	$ 139,616

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Changes in Members' Equity
Year ended December 31, 2019

	Class A	Class C	Total
Members' equity, beginning of year	$ 245,138	$ 5,654	$ 250,792
Members distribution	(16,202)	(81)	(16,283)
Net income	138,885	731	139,616
Members' equity, end of year	$ 367,821	$ 6,304	$ 374,125

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Cash Flows
Year ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 139,616
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation and amortization	7,848
Amortization of right of use asset	136,059
Allowance for doubtful accounts	(70,000)
Changes in:	
Accounts receivable	140,416
Accounts payable	(6,992)
Accrued expenses	(611)
Lease liability payable	(146,958)
Net cash provided by operating activities	199,378
Cash flow from investing activities:	
Maturity of short-term investment	26,854
Due from members	3,257
Net cash provided by investing activities	30,111
Cash flow from financing activities:	
Distribution to members	(16,283)
Net cash used by financing activities	(16,283)
Increase in cash	213,206
Cash at beginning of year	125,659
Cash at end of year	$ 338,865

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2019

Note 1 - Business activity.

Consilium Partners LLC (the "Company") was organized in 2000 in the state of Massachusetts and provides a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

Note 2 - Summary of significant accounting policies.

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition:

Revenues from contracts with customers is derived from providing transaction advisory services under two different types of billing arrangements: nonrefundable advisory fees and contingent success fees.

Advisory fees are billed monthly, in advance, and are nonrefundable. Revenue from advisory services is typically recognized over time as a series of services performed over the contract term on the straight-line method. Success fees are paid out once a merger, acquisition, sale, restructuring or financing (the "transaction") is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company recognizes revenue from success fees when the transaction is successfully completed as the uncertainty associated with the variable consideration is resolved.

Consulting revenue relates to short term services and are recognized at a point in time when the services are completed.

A small portion of revenue is made up of reimbursable expenses that are billable to clients. Reimbursable expenses are included in total revenues and typically an equivalent amount of reimbursable expenses are included in general and administrative expenses on the statement of operations. Reimbursable expenses are primarily recognized as revenue in the period in which the related expense is incurred.

Note 2 - continued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ and those differences could be significant. Significant estimates inherent in the preparation of the financial statements include, but are not limited to, the allowance for doubtful accounts.

Cash:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months that are not held for sale in the ordinary course of business to be cash equivalents, which may at times, exceed FDIC limits.

Accounts receivable:

Accounts receivable are stated at net realizable value after deducting any allowance for doubtful accounts. The Company performs ongoing credit evaluations of its clients. The Company maintains an allowance for estimated uncollectible accounts receivable based on its general assessment of collectability. Specific accounts receivable balances are written off when it is determined collection is unlikely. As of December 31, 2019, all accounts are deemed to be collectible and accordingly, no allowance for doubtful accounts has been recorded.

Leases:

Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct cost, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on the straight-line method over the lease term. The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less. For the year ended December 31, 2019, the Company had two operating leases for which a ROU asset and liability was recorded using a discount rate of 3.75%.

<u>Note 2 - continued.</u>

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method. The estimated useful lives are generally five years for furniture and fixtures, five years for equipment, and the term of the lease or three years, whichever is shorter, for leasehold improvements.

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation and amortization expense was $7,848 for the year ended December 31, 2019, and is included in general and administrative expenses on the statement of operations.

Advertising:

The Company expenses advertising costs as the costs are incurred. Advertising expense amounted to $22,107 which is included in sales and marketing on the statement of operations for the year ended December 31, 2019.

Income taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements. Returns for years beginning with those filed for the fiscal year 2016 are open to examination.

Recently Adopted Accounting Pronouncements:

Leases:

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases, Topic 842.* This guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for all leases with a lease term greater than one year. The Company adopted this standard as of January 1, 2019, and elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carryforward its historical lease classification and not reassess whether any expired or existing contract is a lease or contains a lease. Adoption of this standard did not have a material impact to the Company's statement of operations, or its

Note 2 - continued.

Recently Adopted Accounting Pronouncements (continued):

Leases (continued)

statement of cash flows. Adoption of this standard had no impact to the Company's compliance with net capital and aggregate indebtedness.

Note 3 – Lease commitments.

The Company has entered into non-cancelable operating leases for real estate and office equipment. The real estate lease also requires the Company to pay real estate taxes and other operating expenses associated with the leased location which are included in rent expense. The real estate lease expires August 1, 2022 and the office equipment lease expires July 1, 2024. Operating lease expense for the year ended December 31, 2019 was $139,762 and is included in general and administrative expense on the statement of operations.

Future minimum lease liability maturities at December 31, 2019 were as follows:

2020	$ 146,260
2021	143,487
2022	98,657
2023	6,224
2024	3,631
	398,259
Less: Interest	20,685
	$ 377,574

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on a client engagement to client engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual client engagements.

Note 5 - Supplemental disclosures of cash flow information.

Supplemental disclosure of cash flow information:

Right of use asset acquired through lease liability	$ 474,283
Right of use asset obtained in exchange of new operating lease liability	$ 29,618

Note 6 – Net capital requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company's net capital was $305,526 which was $300,526 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 10.8%.

Note 7 – Concentrations.

During the year ended December 31, 2019, revenue recognized from four customers accounted for 78% of total revenues.

Note 8 – Members' Equity.

The Company is authorized to issue Class A units, Class B units and Class C units. Class B units are issued only for past and /or future services to the Company. The maximum units that may be issued is 10,000,000 units.

As of December 31, 2019, the Company has 6,082,847 Class A units outstanding. As of December 31, 2019, the Company has 32,000 Class C units outstanding. One member owns approximately 36% of the Class A units and three members collectively own approximately 94% of the Class C units. There are no Class B units issued.

Voting rights

Only the holders of Class A units have the right to vote.

Allocation of net income

The Company's net income is allocated among the members in proportion to their respective ownership interest.

Distributions

The Company is required to make annual mandatory distributions to its members based on net federal taxable income allocated to such members multiplied by fifty percent. For the year ended December 31, 2019, the Company made distributions to its members totaling $16,283.

Note 8 – continued.

Liquidation

In the event of a liquidation, any proceeds after payment of creditors and debt shall be distributed to members after their capital accounts have been adjusted to reflect all profits and losses of the Company in which the member participates through to the date of distribution.

Finite life of the Company

The Company shall continue until December 31, 2050. The members and managers of the Company may extend the term prior to the expiration.

Limitation of liability

The members and managers are not personally or otherwise liable to the Company's creditors for any debt, obligation or liability of the Company solely by reason of being a member of the Company. The Managers are indemnified against certain liabilities that may arise out of performance of their duties to the Company.

Note 9 – Due from Members.

During the year ended December 31, 2019, the Company advanced $12,617 to certain members which will be repaid through the reduction of future guaranteed payments.

Note 10- Subsequent events.

Management has evaluated subsequent events through February 21, 2020, the date of which these financial statements were available to be issued.

Consilium Partners LLC
Schedule I

Computation of Net Capital, Aggregated Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15c3-1 of the Securities & Exchange Commission
31-Dec-19

Aggregate Indebtedness (per balance sheet)	$	401,012
Less Lease Liability		367,842
		33,170
Members' Equity (per balance sheet)	$	374,125
Adjustments to Net Capital		
Accounts & Other Receivables net of allowance		35,000
Due from Members		12,617
Net property and equipment		20,813
FINRA Flex-Funding Account		169
Haircuts (Prepayment fee for early withdrawal of CD)		0
Total Adjustments to Net Capital	$	68,599
Net Capital, as defined	$	305,526
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,212
Minimum Net Capital Required (greater of a. or b.)	$	5,000
Net Capital in excess of requirement	$	300,526
Ratio of aggregate indebtedness to net capital		0.108 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2019

Consilium Partners LLC

Schedule II

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Consilium Partners LLC, ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature:______________________

Richard D. Briggs Jr. Chief Financial Officer

edelstein

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the members of

Consilium Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Consilium Partners LLC (the "Company") and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 21, 2020

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.

Consilium Partners LLC
Schedule of SIPC payments made
31-Dec-19

SIPC - 6 payment (July 31, 2019)	$1,682
SIPC - 7 payment (February 20, 2019)	$3,408
Total SIPC payments made	$5,090